UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

Page 1 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,491,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,491,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,491,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

Page 2 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,491,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,491,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,491,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

Page 3 of

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO

ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,491,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,491,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,491,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 4 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”) of Performance Sports Group, Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 1, 2016, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

The aggregate purchase price for the additional Shares reported herein as beneficially owned by the Reporting Persons is $2,301,652.94, with purchases in Canadian dollars being converted to U.S. dollars.  All of such additional Shares were acquired with Sagard’s working capital in open market purchases, unless and except as otherwise noted, as set forth in Item 5(c), which is incorporated by reference herein.

Item 5.

Interest in Securities of the Issuer.

Items 5(a)-5(c) are hereby amended and restated in their entirety as follows:

(a)

The Shares reported herein are held directly by Sagard.  As of the filing of this amendment on May 6, 2016, each Reporting Person beneficially owned 7,491,599 Shares, which represented 16.4% of the outstanding Shares, based upon 45,566,680 Shares issued and outstanding as of April 13, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 29, 2016, filed with the Securities and Exchange Commission on April 14, 2016.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of May 6, 2016, the date of filing of this amendment.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  7,491,599

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 7,491,599

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard since the filing of Amendment No. 3 to its Schedule 13D:

Trade Date	Price	Quantity
4/26/2016	$3.6465	41,311
4/27/2016	$3.7269	70,000
4/27/2016	$3.7263	60,000
4/28/2016	$3.6666	70,000
4/28/2016	$3.6750	200,000
5/4/2016	$3.6188	87,600
5/5/2016	$3.5769	75,000
5/6/2016	$3.5846	25,000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President